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SEC FILE NUMBER
8-67945

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mirae Asset Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Guk Gong 212-205-1510
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Young Guk Gong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mirae Asset Securities (USA), Inc. as of and for the year ended March 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 5/24/2012
Date

President
Title


WILLIAM M DESANTIS
STATE
OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
01DE6218148
MY COMMISSION EXPIRES 03/01/2014

Notary Public

Mirae Asset Securities (USA) Inc.

(SEC I.D. No. 8-67945)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Mirae Asset Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. ("the Company"), a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd., as of March 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

May 24, 2012

Deloitte & Touche LLP

MIRAE ASSET SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

CASH	$ 6,837,098
DEPOSIT WITH CLEARING BROKER	250,000
RECEIVABLE FROM CLEARING BROKER	105,538
DUE FROM AFFILIATES	46,852
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $287,587	332,635
PREPAID EXPENSES	66,158
SECURITY DEPOSIT AND OTHER ASSETS	101,969
TOTAL ASSETS	$ 7,740,250

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 256,219
DUE TO AFFILIATES	68,410
DEFERRED RENT	22,317
TOTAL LIABILITIES	346,946
STOCKHOLDER'S EQUITY:	
COMMON STOCK — $.01 par value, 100 shares authorized, 20 issued and outstanding	
ADDITIONAL PAID IN CAPITAL	10,000,000
ACCUMULATED DEFICIT	(2,606,696)
TOTAL STOCKHOLDER'S EQUITY	7,393,304
TOTAL LIABILITIES AND STOCKEHOLDER'S EQUITY	$ 7,740,250

See notes to statement of condition.

1. ORGANIZATION

Mirae Asset Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd. (the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Securities Co., Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker — The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash — The Company's cash is held at a major U.S. bank. Given all cash is held by a single bank, the Company may be exposed to certain credit risk.

Revenue Recognition - All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at March 31, 2012. Research fees are recognized as income when the services are provided and collection is reasonably assured.

Depreciation and Amortization — Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over five to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes)*. Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation

allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for customers are collected directly by the respective related party from the customers and remitted periodically to the Company. Related commissions receivable from the related parties as of March 31, 2012 amounted to $46,852. Also, the Company has due to affiliates of $68,410 as of March 31, 2012.

4. PROPERTY AND EQUIPMENT

At March 31, 2012 furniture, equipment and leasehold improvements are comprised of the following:

Computer and office equipment	$ 155,546
Furniture and fixture	201,216
Leasehold Improvement	263,460
	620,222
Less accumulated depreciation and amortization	(287,587)
Total	$ 332,635

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2012, the Company had net capital of $6,845,690 which was $6,745,690 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 5.07%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the company does not hold customer funds or customer securities.

The Company maintains proprietary accounts with its clearing broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

6. INCOME TAXES

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax assets as of March 31, 2012 is as follows:

Net operating loss	$ 1,093,820
Property and equipment	7,704
Deferred rent and other	10,050
Accrued bonus	13,510
AMT credit	10,613
Total	1,135,697
Valuation allowance	(1,135,697)
Net deferred tax assets	$ -

At March 31, 2012, the Company has net operating loss carryforwards of approximately $2,429,000 for federal income tax purposes, which will expire in various years through March 31, 2031.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded full valuation allowances against net deferred tax assets as of March 31, 2012.

There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of March 31, 2012. All tax years since March 31, 2009 are open to tax examination by authorities.

7. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company who have completed one year of service and are 21 years of age or older.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a lease agreement expiring in 2014.

Minimum rental commitm ents under such operating leases are as follows:

Year ending March 31:	
2013	$261,627
2014	234,374
Minimum lease payments	$496,001

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued. There were no subsequent events that required to be accounted or disclosed in this statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 24, 2012

Mirae Asset Securities (USA) Inc.
1095 Avenue of the Americas, 24th Floor
New York, NY 10036

In planning and performing our audit of the financial statements of Mirae Asset Securities (USA) Inc. (the "Company") as of and for the year ended March 31, 2012 (on which we issued our report dated May 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP